EXHIBIT 21



                                          November 7, 1995


Goldman, Sachs & Co.
Whitehall Street Real Estate Limited Partnership V
85 Broad Street
New York, N.Y.
Attention: Daniel M. Neidich

Dear Dan:

                  The Board of Directors of Rockefeller Center Properties, Inc. ("RCPI") has approved the execution and delivery by RCPI of the Agreement and Plan of Merger in the form attached hereto (the "Agreement") and, subject to the terms and conditions thereof, has determined to recommend to stockholders of RCPI approval of the Agreement. In connection with the execution of the Agreement, Goldman, Sachs & Co. ("Goldman") and Whitehall Street Real Estate Limited Partnership V ("Whitehall") have agreed that, should the stockholders of RCPI fail to approve the Agreement at the Stockholders' Meeting called for such purpose (unless such failure results from RCPI's breach of the Agreement), and should RCPI elect (within thirty days of such Meeting) to make a rights offering upon the terms described herein (the "Rights Offering"), RCPI, Goldman and Whitehall will take or cause to be taken the following.

                  1) RCPI would conduct a $200 million publicly registered Rights Offering in which each stockholder as of the record date of the Rights Offering would be offered the right to acquire newly issued shares of RCPI common stock ("Common Stock"), at a price per share (the "Rights Offering Price") set by the Board in its discretion, which in no event will be less than $6.00 per share but which may be less than the "fair market value of Common Stock" as defined in Section 6.2(f) of the Warrant Agreement, dated as of December 18, 1994, between RCPI and Chemical Bank, Warrant Agent, as amended (the "Warrant Agreement"), as of the date of the Rights Offering and as of the date of the closing of the Rights Offering. The rights offered in the Rights Offering would be freely transferable and participants in the Rights Offering would be offered the right to oversubscribe. Appropriate measures would be included in the Rights Offering to ensure, to the extent practicable, compliance with the Limit contained in Article NINTH of RCPI's Restated Certificate of Incorporation, as amended.

                  2) The Warrant Agreement and the SAR Agreement, dated as of December 18, 1994, between the Company and Chemical Bank, as SAR Agent, as amended (the "SAR Agreement"), would be amended to provide (i) that any and all Stock Appreciation Rights ("SARs") are convertible to Warrants under the Warrant Agreement ("Warrants") only at the option of the Holders thereof exercised from time to time and subject to the limitations contained in the RCPI Restated Certificate of Incorporation, as amended and (ii) any and all Warrants may be converted to SARs at the option of the Holder thereof exercised from time to time, provided that to the extent the aggregate 14% Debentures issued in connection with SARs issued upon any such conversions to SARs and conversions to SARs of rights issued pursuant to paragraph 8 of this letter agreement exceed the principal amount of $6,000,000, such excess 14% Debentures will be prepayable by the Company at any time at par.

                  3) Proceeds of the Rights Offering would be applied to redeem, at the redemption price (with the prepayment premium) in effect at the time of repayment, the Floating Rate Notes ("Floating Rate Notes") outstanding under the Loan Agreement, dated as of December 18, 1994, among RCPI, the Lenders parties thereto and Goldman Sachs Mortgage Company, as Agent, as amended and supplemented, to provide RCPI with working capital and to reimburse Goldman, Whitehall and their affiliates the $750,000 of expenses incurred in connection with the enforcement of their rights (including the proposed securitization of the Floating Rate Notes).

                  4) Any 14% Debentures ("14% Debentures") issued pursuant to the Debenture Purchase Agreement between RCPI and Whitehall, dated as of December 18, 1994, as amended (the "Debenture Purchase Agreement") would remain outstanding (subject to the modifications in the terms thereof described below).

                  5) The registration rights provisions contained in section four of the Warrant Agreement, and section five of the SAR Agreement shall not be applicable to the registration statement filed in connection with the Rights Offering.

                  6) The provisions contained in section six of the Warrant Agreement shall continue to be applicable so that immediately following the closing, the holders of the Warrants and SARs hold, on account only of their holdings of Warrants and SARs, a 19.9% fully diluted equity ownership position in RCPI (or such lower percentage as may exist as a result of any exercises of Warrants or SARs prior to the closing of the Rights Offering). Thereafter, section 6 of the Warrant Agreement will be amended to provide that (i) the "fair market value of Common Stock" shall be based on a 30-day, rather than a 90-day, trailing average, (ii) in the event of issuances of Common Stock for cash or property at a price less than the "fair market value of Common Stock" the consent of the holders of the Warrants will not be required, and (iii) in the future, the Warrants and SARs will not receive "anti-dilution protection" with respect to issuances of Common Stock for cash or property at a price at least equal to the then "fair market value of Common Stock".

                  7) In the event RCPI decides to engage an underwriter with respect to the Rights Offering, Goldman will have the opportunity (to be exercised within a reasonable period of time) to underwrite and lead manage the Rights Offering on customary terms (i.e., at a 3% fee for the underwriting commitment and an additional 3% fee for any Rights taken up pursuant thereto). PaineWebber will have the opportunity (to be exercised within a reasonable period of time) to co-underwrite and co-manage such percentage as PaineWebber shall determine (within such reasonable period of time) up to 50% of the Rights Offering on the same pro rata terms.


                  8. In connection with the Rights Offering, Whitehall will be granted rights to purchase that number of shares of Common Stock as shall equal 42,000,000 divided by the Rights Offering Price plus $1. The exercise price of such rights shall equal the Rights Offering Price plus $1 per share of Common Stock until the second anniversary of the closing of the Rights Offering and the Rights Offering Price plus $1.50 per share of Common Stock for the period beginning on the second anniversary of such closing and ending on the third anniversary of such closing. Any such rights to purchase Common Stock (i) shall be issued pursuant to an agreement containing terms identical to those contained in the Warrant Agreement, as amended pursuant to this letter agreement, except that such agreement shall not contain any of the rights contained in Sections 11.2, 11.3 and 11.4 of the Warrant Agreement, and (ii) upon any conversion to SARs, shall not be entitled to the rights contained in Article 3 and Section 10.1 of the SAR Agreement. Any issuance of Common Stock pursuant to such rights to purchase Common Stock shall be deemed to be issued at the "fair market value of Common
                        Stock" under the Warrant Agreement. In addition, any such additional rights to purchase Common Stock that are not exercised by the third anniversary of such closing shall expire.


                  9. The following would occur simultaneously with closing of, and only upon the full subscription under, the Rights Offering:

                        (a) The subordination of the 14% Debentures upon the terms provided in the Intercreditor Agreement attached hereto as Exhibit A to up to $375 million principal amount of existing or subsequently issued senior debt of RCPI which may be secured pursuant to the Collateral Trust Agreement. If the Company's Board of Directors (as reconstituted pursuant to (f) below) determines that the Company's Zero Coupon Convertible Debentures will not remain outstanding, the 14% Debentures may be subordinated to up to a total $700,000,000 principal amount of senior RCPI debt which may be secured pursuant to the Collateral Trust Agreement; in such event the "pay-in-kind" or accrual feature of the Debentures (as set forth in Section 2.03 (b) of the Debenture Purchase Agreement) will be deleted.

                              Following the closing, RCPI may effect, by action of its Board of Directors reconstituted in accordance with paragraph 9(f) of this letter agreement, a credit lease financing with a lease from, or guaranteed by, General Electric Company that would involve the release from the Collateral Trust Agreement of property subject to such lease and the elimination of the subordination of the 14% Debentures to any other debt of RCPI. In connection with any such credit lease financing, Goldman shall have the opportunity (to be exercised within a reasonable period of time) to lead-manage the financing and PaineWebber shall have the opportunity (to be exercised within a reasonable period of time) to co-manage 25% of the financing (and receive 25% of the fees in connection therewith), in each case on customary terms.


                        (b) The amendment of the Debenture Purchase Agreement in accordance with Exhibit B hereto.

                        (c) The amendment of the Warrant Agreement and SAR Agreement corresponding with amendments to the Debenture Purchase Agreement set forth in (b) above.

                        (d) The Letter Agreement, dated December 18, 1994, by and among RCPI, Whitehall and Goldman shall be amended to provide that the 62.5% special supermajority voting requirement for certain stockholder action be reduced upon conversions or exercises of SARs or Warrants from time to time to a percentage determined in accordance with the following formula:


                                                  C + W + S
                                    0.5006  X    -----------
                                                       C

                              where:

                              C = Aggregate number of shares of common stock then outstanding

                              W =   Aggregate number of Warrants then
                                    outstanding

                              S =   Aggregate number of SARs then outstanding.

                        (e) The appointment by RCPI of Tishman Speyer Properties, L.P. as the exclusive Managing Agent for the Rockefeller Center Properties for a three-year term, subject to renewal at the option of the Company for two successive one-year terms, and for a fee of 1.5% of gross revenues plus a one-half standard commission override. In addition, Tishman Speyer Properties, L.P. will provide cleaning and other property related services on customary terms as approved by the RCPI Board.

                        (f) The appointment to the RCPI Board of Directors of Jerry Speyer and of an independent director selected by Whitehall from among a list of three new potential directors (who have stature in the real estate industry and are not affiliated with direct competitors of Goldman in the principal investing business or in real estate investment banking) nominated by the existing Board, the filling by Goldman of its existing seat on the Board, and the continuation on the Board of two of the current directors. The reconstituted Board will elect a new Chairman.

                        (g) Any and all conforming changes necessary to effect the foregoing.



                  Please indicate the agreement of Goldman and Whitehall to the foregoing by signing and returning to me the enclosed copy of this letter agreement.



                                                      Sincerely,


                                                      /s/  Steven A. Sandberg
                                                      _______________________
                                                      Steven A. Sandberg
                                                      Executive Vice President


Agreed:

Goldman, Sachs & Co.

By /s/  Goldman, Sachs & Co.
  _____________________


Whitehall Street Real
Estate Limited Partnership V

            By    Whitehall Advisors L.P. V
                  General Partner

                  By    Whitehall Advisors, Inc. V
                        General Partner

                        By /s/  Daniel M. Neidich
                           ________________________


                                                                    EXHIBIT A

                            INTERCREDITOR AGREEMENT


                  This Intercreditor Agreement is made as of _______________, 1995 (this "Agreement"), between [NAME OF LENDER], a ____________________ ("Lender"), and [the Holders of the 14% Debentures (the "Debenture Holders").

                                  WITNESSETH:

                  WHEREAS, Rockefeller Center Properties, Inc., a Delaware corporation (the "Company"), and the Lender, as agent and lender, have entered into a Loan Agreement dated as of the date hereof (as amended or replaced pursuant to its terms (including without limitation Section _____ thereof), the "Loan Agreement"), pursuant to which the Lender and the other lenders thereunder (together with their respective successors and assigns, the "Note Holders") have agreed to make loans to the Company in the aggregate principal amount of $___________, such loans to be evidenced by one or more notes (as amended or replaced pursuant to the terms of the Loan Agreement, the "Notes") bearing interest at the rate provided for in the Loan Agreement, including during continuance of an Event of Default thereunder a rate __% per annum in excess of the rate otherwise applicable (interest during an Event of Default to the extent it exceeds the rate otherwise applicable being hereinafter referred to as "Default Interest"); and

                  WHEREAS, the Company and Debenture Holders have entered into a Debenture Purchase Agreement dated as of December 18, 1994 (as amended or replaced pursuant to its terms (including without limitation Section _____ thereof), the "Debenture Purchase Agreement"), pursuant to which Debenture Holders (together with its successors and assigns, the "Debenture Holders") has purchased $75,000,000 aggregate principal amount of the Company's 14% Debentures (as amended or replaced pursuant to the terms of the Debenture Purchase Agreement, the "Debentures"); and

                  WHEREAS, for value received and in connection with the transactions contemplated by the Loan Agreement and the Debenture Purchase Agreement, the parties hereto desire to enter into this Agreement to determine the priority, as between the Note Holders and the Debenture Holders, of the Notes and the Debentures;

                  NOW, THEREFORE, the Lender and Debenture Holders hereby agree as follows:

                  1. Definitions. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Debenture Purchase Agreement and, if not defined therein, the Loan Agreement. All references herein to "interest" on the Notes (other than Default Interest) shall include interest (other than Default Interest) accruing (a) at the rate otherwise applicable to the Notes subsequent to the occurrence of an Event of Default (including without limitation an Event of Default under Section ____ of the Loan Agreement), whether or not the claim for such interest is allowed or allowable under the Bankruptcy Code (as defined in Section ______ of the Loan Agreement) or any similar law and (b) at the rate otherwise applicable to the Notes on overdue principal or interest (other than Default Interest). "Allowable Amounts" means amounts owing to the Agent and the Note Holders under Section ______ of the Loan Agreement, but only in the event that such amounts represent reimbursement or indemnification for costs, expenses, taxes, losses, liabilities, claims or damages incurred in respect of acts or omissions by the Agent or any Note Holder that are beneficial to the Debenture Holders. Solely for the purpose of this Agreement and notwithstanding any provision of the Loan Agreement, the Debenture Purchase Agreement or the Collateral Trust Agreement to the contrary, (x) payments received by the Note Holders shall be deemed applied (unless otherwise designated by order of a court in the bankruptcy of the Company) first to Allowable Amounts, then to interest (other than Default Interest) on the Notes and then to principal of and premium, if any, on the Notes and (y) payments received by the Debenture Holders shall be deemed applied (unless otherwise designated by order of a court in the bankruptcy of the Company) first to Allowable Expenses, then to interest on the Debentures and then to principal of and premium, if any, on the Debentures. "Allowable Expenses" means amounts owing to Debenture Holders and the Debenture Holders under Section 9.04 of the Debenture Purchase Agreement, but only in the event that such amounts represent reimbursement or indemnification for costs, expenses, taxes, losses, liabilities, claims or damages incurred in respect of acts or omissions by Debenture Holders or any Debenture Holder that are beneficial to the Agent or the Note Holders.

                  2. Subordination. Notwithstanding any provision to the contrary in any of the Loan Documents, Debenture Holders and each Debenture Holder agree by accepting or having accepted a Debenture that all principal of, premium, if any, and interest on the Debentures shall be subordinate and junior in right of payment to all principal of, premium, if any, and interest (other than Default Interest) on the Notes and all Allowable Amounts, to the extent set forth below.

                        a.  Priority in Certain Proceedings.  In the event of
            (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its assets, or (ii) any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company, or any similar event or proceeding relating to the Company or its assets, then and in any such event the Note Holders shall be entitled to receive payment in full of all principal of, premium, if any, and interest (other than Default Interest) on the Notes and all Allowable Amounts before any amounts shall be paid to Debenture Holders on account of the Debentures, and to that end, each Note Holder shall be entitled to receive, for application to the payment of the Notes held by it (other than payment of Default Interest), any payment or distribution of any kind or character, whether in cash, property or securities which may be payable or deliverable in respect of the Debentures in any such case, proceeding, dissolution, liquidation or other winding up or event, pro-rata on the basis of the principal amount of the Notes then outstanding.


                        b. Events of Default Under the Senior Loan Agreement. In the event and during the continuation of any Event of Default under the Loan Agreement, no direct or indirect payments shall be made to the Debenture Holders on account of the Debentures and all payments owing by the Company on account of any of the Debentures shall be paid instead to the Note Holders until all amounts then due (including by reason of acceleration) in respect of principal of, premium, if any, and interest (other than Default Interest) on the Notes and all Allowable Amounts shall have been paid in full.

                  3. Payment to the Note Holders of Certain Amounts Received by the Debenture Holders. In the event that, notwithstanding the foregoing, any distribution of assets by the Company or payment by or on behalf of the Company of any kind or character, whether in cash, securities or other property, to which the Debenture Holders would be entitled but for the provisions of this Agreement, shall be received by the Debenture Holders before all amounts due in respect of principal of, premium, if any, and interest (other than Default Interest) on the Notes and all Allowable Amounts shall have been paid in full, such distribution or payment shall be held in trust for the benefit of, and shall, immediately upon receipt thereof, be paid over or delivered to each Note Holder for application to the payment of Notes (other than payment of Default Interest) pro-rata on the basis of the principal amount of the Notes then outstanding.

                  4. Authorizations to the Note Holders. The Debenture Holders (x) irrevocably authorize and empower (without imposing any obligation on) the Note Holders to demand, sue for, collect, receive and receipt for all payments and distributions in respect to the Debentures which are required to be paid or delivered to the Note Holders as provided in this Agreement, and to file and prove all claims therefor and take all such other action, in the name of the Debenture Holders or otherwise, as the Note Holders may determine to be necessary or appropriate for the enforcement of this Agreement; and (y) agree to execute and deliver to the Note Holders all such further instruments confirming the above authorization, and all such powers of attorney, proofs of claim, assignments of claim and other instruments, and to take all such other action, as may be requested by the Note Holders in order to enable the Note Holders to enforce all claims upon or in respect of the Debentures.

                  5. No Waiver. No right of the Note Holders to enforce the provisions contained herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any Note Holder or by any noncompliance by the Company with the terms, provisions and covenants of this Agreement, the Loan Agreement, the Notes, the Debenture Purchase Agreement or the Debentures, regardless of any knowledge thereof which any Note Holder may have or be otherwise charged with.

                  6. Subrogation. Subject to the payment in full of all amounts due in respect of all Notes (other than Default Interest), the Debenture Holders shall be subrogated to the rights of the Note Holders to receive distribution of assets of the Company, or payments by or on behalf of the Company, made on the Notes, until the obligations under the Debentures shall be fully satisfied.

                  7. Benefit of This Agreement. This Agreement is intended solely to define the relative rights of the Note Holders and the Debenture Holders and the Company and their respective successors and assigns. Nothing contained in this Agreement is intended to or shall impair, as between the Company and the Debenture Holders, the obligation of the Company, which is absolute and unconditional, to pay to the Debenture Holders all amounts due or to become due on or in respect of the Debentures as and when the same shall become due and payable in accordance with the terms thereof, or is intended to or shall affect the relative rights of the Debenture Holders and creditors of the Company other than the Note Holders.

                  8. Further Assurances. The Debenture Holders, at their own cost, will take all such further actions, including entering into additional agreements, giving notices to offerees of the Debentures in any public or private offering and taking such further action as the Note Holders may reasonably request in order more fully to carry out the intent and purpose of this Agreement.

                  9. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

                  10. Amendment, Termination and Assignment. This Agreement may not be amended, modified or terminated without the prior written consent of each Note Holder or such lesser percent as may be provided in the Loan Agreement. The Note Holders may assign, sell, transfer or offer in any public or private offering any of the Notes from time to time, and any such assignee, purchaser, transferee or holder of a Note shall be entitled to all of the rights of the Note Holders hereunder with respect to the Notes so assigned, sold or otherwise transferred.

                  11. Agent or Trustee. Any payment to Note Holders provided for herein may be made to any duly authorized agent or trustee on their behalf, and any actions provided for herein to be taken by any Note Holders may be taken by any duly authorized agent or trustee acting on their behalf.

                  12. No Partnership. Nothing contained in this Agreement, and no action taken by any party pursuant hereto, is intended to constitute or shall be deemed to constitute two or more parties hereto a partnership, association, joint venture or other common entity.

                  13. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, and all of which taken together shall constitute a single agreement. This Agreement shall become effective only upon the execution and delivery of the Loan Agreement and the closing of the transactions contemplated thereby.
                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.


                        [NAME OF LENDER]


                        By:
                            __________________________
                              Name:
                              Title:



                        Name of Debenture Holder




The Company hereby acknowledges
and accepts notice of the foregoing
Intercreditor Agreement and agrees to
recognize the rights of the Note Holders provided therein and to make payments as provided therein.

Rockefeller Center Properties, Inc.



By:
   _____________________________
   Name:
   Title:


                                                                   EXHIBIT B

                                   SECTION 5
                     AFFIRMATIVE COVENANTS OF THE COMPANY

                  The Company hereby covenants and agrees that so long as this Agreement is in effect and until the Debentures, together with interest, fees and other obligations hereunder, have been paid in full:

                  5.01. Information Covenants. The Company will furnish, or cause to be furnished, to each Holder:

                  (a) Annual Financial Statements. As soon as available and in any event within 90 days after the close of each fiscal year of the Company, a balance sheet of the Company as at the end of such fiscal year together with related statements of income and retained earnings and of cash flows for such fiscal year, all in reasonable detail and examined by independent certified public accountants of recognized national standing whose opinion shall be to the effect that such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except for changes with which such accountants concur) and shall not be qualified as to the scope of the audit, all of the foregoing to be in reasonable detail and in form and substance satisfactory to the Holder.

                  (b)   Auditor's Certificate.        At the time of delivery
of the financial statements provided for in Section 5.01(a) hereof, a certificate from the accountants examining such financial statements, that, to the best of their knowledge, no Event of Default exists, or, if any Event of Default does exist, providing a reasonably detailed summary of all relevant information known to such accountants.

                  (c) Quarterly Financial Statements. As soon as available and in any event within 45 days after the end of each fiscal quarter of each fiscal year of the Company, (i) except for the fourth fiscal quarter of each fiscal year, a balance sheet of the Company as at the end of such quarterly period together with related statements of income and retained earnings for such quarterly period and for the portion of the fiscal year ending with such period, all in reasonable detail and in form and substance satisfactory to Required Holders, and accompanied by a certificate of the President of the Company as being true and correct and as having been prepared in accordance with generally accepted accounting principles applied on a consistent basis, subject to changes resulting from audit and normal year-end audit adjustments, (ii) a report showing the calculation of Net Cash Flow(*) for such fiscal quarter and (iii) estimates made in good faith by the Company of the items specified in (ii) above relating to the next fiscal quarter.
For so long as the Company is required to file reports pursuant to the Securities Exchange Act of 1934, the Company may satisfy its obligations under Section 5.01(a) and 5.01(c)(i) hereof by delivery to Whitehall, within the time periods specified in such Sections, of copies of its reports on Form 10-K and Form 10-Q, respectively, with the Securities and Exchange Commission.

                  (d) Officer's Certificate. At the time of delivery the financial statements provided for in Section 5.01(c) hereof, a certificate of the President of the Company substantially in the form of Exhibit B to the effect that no Default or Event of Default exists, or, if any Default or Event of Default does exist, specifying the nature and extent thereof and what action the Company proposes to take with respect thereto.

___________
(*) Note: this definition will still apply because of the "pay-in-kind" feature of the 14% Debentures.


                  (e) Auditor's Reports. Promptly upon receipt thereof, a copy of any other report or management letter submitted by independent accountants to the Company in connection with any annual, interim or special audit of the books of Company.

                  (f) Mortgage Information. For so long as the Mortgage is outstanding, copies of all financial information, reports and other documents received by the Company pursuant to the 1985 Loan Agreement and the Mortgage promptly upon receipt thereof.

                  (g) Real Estate Information. As soon as available and in any event within 60 days after the end of each fiscal quarter of each fiscal year of the Company during any part of which the Company is the owner of the Real Estate, a rent roll for the Real Estate, dated as of the last date of such fiscal quarter, listing (i) each tenant at the Real Estate, (ii) the net rentable square feet leased by each such tenant, (iii) the annual rent currently payable by each such tenant and (iv) the expiration date of each such tenant's lease, and accompanied by a certificate of the President of the Company as being true and correct and providing the name of any tenant at the Real Estate which, to the best of the Company's knowledge, was in default under its lease.

                  (h) Other Information. With reasonable promptness upon request, such other information regarding the business, properties or financial condition of the Company and regarding the Real Estate as any Holder may reasonably request, subject to compliance with any applicable confidentiality restrictions agreed to in good faith.

                  (i) Notice of Default or Litigation. Upon the Company obtaining knowledge thereof, it will give written notice to each Holder promptly, but in any event within five Business Days, of the occurrence of any of the following with respect to the Company or the Real Estate: (i) the occurrence of an event or condition consisting of a Default, specifying the nature and existence thereof and what action the Company proposes to take with respect thereto, (ii) the pendency or commencement of any litigation, arbitral or governmental proceeding against the Company in which damages are sought or environmental remediation demanded which exceeds $1,000,000 in any instance or $5,000,000 in the aggregate or which might otherwise materially adversely affect the business, properties, assets, condition (financial or otherwise) or prospects of the Company or which might materially adversely affect the Real Estate, (iii) any levy of an attachment, execution or other process against its assets in excess of $1,000,000, (iv) the occurrence of an event or condition which shall constitute a default or event of default under any other agreement for borrowed money in excess of $1,000,000, (v) any development in its business or affairs which has resulted in, or which the Company reasonably believes may result in, a material adverse effect on the business, properties, assets, condition (financial or otherwise) or prospects of the Company or which might materially adversely affect the Real Estate, (vi) the institution of any proceedings against, or the receipt of notice of potential liability or responsibility for any violation, or alleged violation of, any federal, state or local law, rule or regulation, the violation of which could give rise to a material liability, or have a material adverse effect on, the business, assets, properties condition (financial or otherwise) or prospects of the Company or which would materially adversely affect the Real Estate, or (vii) the occurrence of an event or condition which may render the Company unable to qualify as a REIT under the Code.

                  (j) Changes to Indebtedness. Within 30 days prior thereto, notice of any proposed refinancing or modification of Indebtedness made pursuant to Section 6.01(i) or Section 6.07.

                  5.02. Preservation of Existence and Franchises. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights, franchises and authority and will at all times take all reasonable steps necessary to qualify to be taxed as a REIT as long as a REIT is accorded substantially the same treatment under the United States income tax laws from time to time in effect as under Sections 856-860 of the Code, in effect at the date of this Agreement, as originally executed.

                  5.03. Books, Records and Inspections. The Company will keep complete and accurate books and records of its transactions in accordance with good accounting practices on the basis of generally accepted accounting principles applied on a consistent basis (including the establishment and maintenance of appropriate reserves). The Company will permit, on reasonable notice, any Holder to visit and inspect its books of account and records and any of its properties or assets and to discuss the affairs, finances and accounts of the Company with, and be advised as to the same by, its officers, directors and independent accountants.

                  5.04. Compliance with Law. The Company will comply in all material respects with all applicable laws, rules, regulations and orders of, and all applicable restrictions imposed by, all applicable governmental bodies, foreign or domestic, or authorities and agencies thereof (including quasi-governmental authorities and agencies), in respect of the conduct of its business and the ownership of its property.

                  5.05. Insurance. Except as specified in Schedule 5.05, the Company will at all times maintain in full force and effect insurance (including worker's compensation insurance, liability insurance, property and casualty insurance and business interruption insurance) in such amounts, covering such risks and liabilities, with such deductibles or self-insurance retentions and with such carriers as is in accordance with normal industry practice, and with respect to property and casualty insurance covering the Real Estate, as is reasonably acceptable to the Holders.

                  5.06. Maintenance of Property. The Company will maintain and preserve its properties and assets in good repair, working order and condition, normal wear and tear excepted, and will make, or cause to be made, in such properties and assets from time to time all repairs, renewals, replacements, extensions, additions, betterments and improvements thereto as may be needed or proper, to the extent and in the manner customary for companies in similar businesses.

                  5.07. Plan Assets. The Company will use its best efforts to not take any action that would cause it to be deemed to hold Plan Assets at any time.

                  5.08. Intercreditor Agreement. The Company will comply with the terms of one or more Intercreditor Agreements substantially in the form attached as Attachment I hereto in respect of payments to be made in respect of the Debentures and the Notes (as defined therein) notwithstanding that such terms may alter the provisions set forth herein, in the Debentures, in the Loan Agreement (as defined therein) or in the Notes (as defined therein). Each Holder agrees by accepting a Debenture to be bound by the terms and provisions of the Intercreditor Agreement as if such Holder were a party thereto.

                  5.09. Resale of Debentures. The Company, upon the request of the Required Holders from time to time, will exchange the Debentures for any other evidences of indebtedness or debt securities, whether notes, debentures or otherwise (the "New Debt"), and shall enter into any such agreements, whether in the form of an amendment hereto, an indenture, a debenture purchase agreement or otherwise (the "New Documents"), as shall be deemed necessary or desirable by the Required Holders in connection with the resale of the Debentures, whether as a private placement, a registered public offering or otherwise, provided only that the aggregate principal amount of the New Debt shall be equal to the unpaid principal amount of the Debentures at the time of exchange and the business terms (including aggregate interest) of the New Documents shall be the same in all material respects as the business terms (including affirmative and negative covenants) contained herein. Notwithstanding the foregoing, it is understood by the parties that
(a) the New Debt shall be in such denominations and tranches and have such other features (including, without limitation, intercreditor and/or priority arrangements) as may be deemed appropriate by the Required Holders, (b) the New Documents will contain additional terms and provisions governing the voting rights of the holders of the New Debt to the extent desired by the Required Holders, any provision relating to payment of interest, repayment of principal or payment of any fees or indemnities and any other provisions customarily so treated, (c) the New Documents will contain such additional terms and provisions as are customarily contained in such documents governing the issuance of debt including provisions governing the rights of indenture trustees and/or administrative agents and bank set-off and sharing provisions, as applicable, (d) the New Documents will contain such other additional terms and provisions as are reasonably requested by the Required Holders in order to effectuate the resale of the Debentures and such other additions hereto or variations herefrom as are requested by any rating agency rating the New Debt, including, without limitation, requiring accrual of payments that are due in escrow or trust accounts, except to the extent otherwise prohibited by the 1985 Indenture and except that no such escrow shall be required in respect of regularly scheduled payments on account of the Debentures and (e) the New Documents will be in such form and will contain such terms and provisions as are necessary to comply with all applicable securities laws, including, in the case of an indenture, the Trust Indenture Act of 1939, as amended. In furtherance of the foregoing, the Company will provide the Required Holders with all such documents and information, financial or otherwise, assist in all such due diligence and do such other things and enter into such other agreements as are necessary or, in the judgment of the Required Holders, desirable to resell the Debentures and carry out the intent of this Section
5.09. The term "Holder" or "Required Holders" as used in this Agreement shall include any trustee for an indenture pursuant to which the New Debt is issued.



                                   SECTION 6
                              NEGATIVE COVENANTS

                  The Company hereby covenants and agrees that so long as this Agreement is in effect and until the Debentures, together with all interest, fees and other obligations hereunder, have been paid in full:

                  6.01.  Indebtedness.    The Company will not contract,
create, incur, assume or permit to exist any Indebtedness, except:

                              (i) Indebtedness set forth on Schedule 6.01(*) and any modifications or refinancings thereof in conformity with
            Section 6.07.

--------------
(*) Schedule 6.01 will set forth the 14% Debentures, the new debt of up to $375 million and the Zero Coupon Debentures currently outstanding (including accreted amounts, but with an aggregate outstanding debt limit at any time (including all accreted amounts but not including the Debentures) not to exceed $780 million). Alternatively, the Company may elect to subordinate the Debentures to up to $700 million of new debt in which case the provisions of the last sentence of Paragraph 9(a) of the Letter Agreement will apply and the total debt limit (not including the Debentures) of the Company will be $700 million.

          (ii) Current liabilities for taxes and assessments incurred or arising in the ordinary course of business;

         (iii) Indebtedness in respect of current accounts payable or accrued (other than for borrowed money or purchase money obligations) and incurred in the ordinary course of business; provided, that all such liabilities, accounts and claims shall be paid when due (or in conformity with customary trade terms);

          (iv) Unsecured Indebtedness in an aggregate amount not to exceed $30,000,000 at any time outstanding incurred by the Company to cover working capital needs;
           (v) Indebtedness secured by assets acquired in compliance with Section 6.03 to the extent of (a) 66% of the allocated purchase price of such assets in the case of non-recourse Indebtedness and (b) 50% of the allocated purchase price of such assets in the case of recourse Indebtedness; and

          (vi) Indebtedness in respect of issuances of Debentures pursuant to Section 2.01(b),

provided, that in the case of Indebtedness set forth in clauses (iv) and (v) above, all payments, fees and expenses in respect of such Indebtedness shall not be deducted from the Net Cash Flow of the Company for purposes of this Agreement.

                  6.02. Liens. Except with respect to Permitted Liens and liens to secure indebtedness permitted by Sections 6.01(i) and 6.01(v), the Company will not (i) contract, create, incur, assume or permit to exist any Lien with respect to any of its property or assets of any kind (whether real or personal, tangible or intangible), whether now owned or hereafter acquired,
(ii) sell any of its property or assets subject to an understanding or agreement, contingent or otherwise, to repurchase such property or assets (including sales of accounts receivable or notes with recourse to it) or (iii) assign any right to receive income.

                  6.03.  Consolidation, Merger, Sale or Purchase of Assets.
The Company will not dissolve, liquidate, or wind up its affairs, and will not enter into any transaction of merger or consolidation, or sell or otherwise dispose of all or any material part of its property or assets or, other than in the ordinary course of its business, purchase, lease or otherwise acquire (in a single transaction or a series of related transactions) all or any part of the property or assets of any Person, except that (i) the Company may merge or be consolidated with any other U.S. corporation so long as (a) the Company shall be the surviving corporation, (b) after giving effect to any such transaction, no Default or Event of Default shall exist, and (c) the surviving corporation shall have a number of authorized, issued and outstanding shares of capital stock no greater than that of the Company immediately prior to such transaction and (ii) the Company may purchase, lease or otherwise acquire (in a single transaction or a series of related transactions) all or any part of the property or assets of any Person and may resell or otherwise dispose of such property or assets so long as after giving effect to any such transaction, no Default or Event of Default shall exist, including, without limitation, any Default in respect of Section 6.01.

                  Notwithstanding anything to the contrary contained in this Agreement, the Company(*) may effect a credit lease financing with a lease from, or guaranteed by, General Electric Company that would involve the release from the Collateral Trust Agreement of property subject to such lease and the elimination of the subordination of the Debentures to any other debt of the Company.

-------------
(*) By action of its Board of Directors reconstituted in accordance with Paragraph 9(f) of the Letter Agreement.

                  6.04. Sale and Leaseback. The Company will not enter into any arrangement pursuant to which it will lease back, as lessee, any property (real, personal or mixed, tangible or intangible) previously owned by it and sold or otherwise transferred or disposed of, directly or indirectly, to the owner-lessor of such property, unless, such arrangement, if treated as a capital lease, would not result in a Default of Section 6.01.

                  6.05. ERISA. The Company will not (i) file with any affected party (as defined in Section 4001 of ERISA) any notice of intent to terminate any Plan; (ii) adopt any amendment to any Plan if, after giving effect thereto, the Plan is a plan described in Section 4021(b) of ERISA; (iii) incur, or permit any ERISA Affiliate to incur, any liability under Sections 4062(e), 4063 or 4064 of ERISA in respect of a Plan; (iv) adopt any amendment to a Plan that would require security to be given to such Plan pursuant to Section 401(a)(29) of the Code or Section 307 of ERISA; (v) fail, or permit any ERISA Affiliate to fail, to make a payment to a Plan which would give rise to a lien in favor of such Plan under
Section 302(f) of ERISA or (vi) take, or omit to take, any action that is reasonably likely to result in the institution of proceedings by the Pension Benefit Guaranty Corporation to terminate a Plan pursuant to
Section 4042 of ERISA.

                  6.06. Dividends. The Company will not declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, Common Stock in an amount in excess of $.80 per share per annum, adjusted to reflect any stock splits, stock dividends or similar transactions, unless and to the extent required to meet qualification rules for a REIT requiring distributions of 95% (or such other percentage as may be required by a change in the Code applicable to REITs) (such required distributions are referred to herein as "REIT Distributions"). The Company will not make any payment on account of a Warrant or Stock Appreciation Right in an amount per share in excess of the positive difference between (x) any amounts per share paid to holders of Common Stock pursuant to the preceding sentence and (y) $.60 per annum, adjusted to reflect any stock splits, stock dividends or similar transactions; provided, that this Section 6.06 shall not operate to prevent the exercise of Warrants or conversion of Stock Appreciation Rights in accordance with their respective terms or any payment on 14% Debentures issued on conversion of Stock Appreciation Rights.

                  6.07. Modification or Prepayment of Indebtedness. The Company will not modify or refinance any Indebtedness set forth on Schedule
6.01 if quarterly debt service of the Company would be materially increased or Net Cash Flow of the Company would be materially decreased as a result thereof. The Company will not modify or refinance any Indebtedness which is senior to the 14% Debentures if the amounts due on such Indebtedness would be increased. For such time as the Holders and the holders of the zero coupon Indenture Securities (the "Zero Coupon Debentures") shall be jointly secured by a Lien on the Real Estate, and other than pursuant to the last sentence of Paragraph 9(a) of the Letter Agreement of November __, 1994, the Company will not prepay, refinance or modify the Zero Coupon Debentures if the amounts due on the Zero Coupon Debentures or on any such replacement debt (including any accretion to the date of such prepayment, refinancing or modification and any future scheduled accretions under the Zero Coupon Debentures) would be increased or amortized or their maturity would be accelerated to an earlier date as a result thereof.

                  6.08.  Usury.     The Company covenants (to the extent that
it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Debenture Purchase Agreement; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to any Holder, but will suffer and permit the execution of every such power as though no such law had been enacted.


                                   SECTION 8
                                  REDEMPTION

                  8.01.  Redemption.

                  (a) Voluntary Redemption. The Company shall have the right to redeem the Debentures at any time on or after December 30, 2000 in whole or in part upon 30 days advance written notice in accordance with Section 8.01(c) to each Holder which notice shall specify the date on which the Company will effect such redemption (a "Redemption Date"). Debentures redeemed from December 30, 2000 through December 31, 2001, inclusive, shall be redeemed at 105% of the principal amount of Debentures redeemed; debentures redeemed from January 1, 2002 through December 31, 2002, inclusive, shall be redeemed at 103% of the principal amount of Debentures redeemed; debentures redeemed from January 1, 2003 through December 31, 2003, inclusive, shall be redeemed at 101.5% of the principal amount of Debentures redeemed; and Debentures redeemed thereafter shall be redeemed at 100% of the principal amount of Debentures redeemed, in each case with interest accrued to the date of redemption.

                  (b) Partial Redemption. (i) If less than all of the then outstanding Debentures are to be redeemed on any date on which the Company will effect a redemption of the outstanding Debentures (a "Redemption Date"), the Company shall (x) include in the notice provided to the Holders pursuant to Section 8.01(c) the principal amount of Debentures then outstanding and the principal amount of Debentures to be redeemed and (y) effect such redemption (to the extent practicable within $1,000 increments) on a pro rata basis.

                  (ii) Any Debenture which is to be redeemed only in part shall be surrendered at the place specified in the notice delivered to Holders pursuant to Section 8.01(c) (with due endorsement by, or a written instrument of transfer in form satisfactory to the Company duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute and deliver to the Holder of such Debenture without service charge, a new Debenture or Debentures of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Debenture so surrendered.

                  (c) Notice of Redemption. Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder, at his address appearing in the Security Register (as defined below).

                  All notices of redemption shall state:

                  (i)   the Redemption Date,

                 (ii)   the Redemption Price,

                (iii) that on the Redemption Date the Redemption Price will become due and payable upon each Debenture and that interest thereon will cease to accrue on and after said date, and

                 (iv) that the place or places where each Debenture is to be surrendered for payment of Redemption Price.

                  Notice of redemption of Debentures to be redeemed at the election of the Company shall be given by the Company and at the expense of the Company and shall be irrevocable.

                  (d) Interest after Redemption Date. On any Redemption Date in which the then outstanding Debentures are to be redeemed in whole, the then outstanding Debentures shall become due and payable at the Redemption Price, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Debentures shall cease to bear interest. Upon surrender of any such Debenture for redemption in accordance with the notice specified in Section 8.01(c), such Debenture shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date. If any Debenture called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the rate plus such additional rate prescribed in Section 2.03.